Filed by MGI PHARMA, INC.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Guilford Pharmaceuticals, Inc.

Commission File No.: 000-23736

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

MGI PHARMA

Moderator: Jennifer Davis

July 21, 2005

7:30 am CT

Operator:	Thank you for holding. Welcome to the MGI Pharma Conference Call. At this time all participants are in listen only mode. Please be advised that this call is being taped at MGI Pharma’s request. There will be a question and answer session following the presentation. Each caller will be limited to one question during this session. Now I would like to introduce Jennifer Davis, Director of Investor Relations and Corporate Communications at MGI Pharma. Please go ahead.

Jennifer Davis:	Thank you, operator and good morning. Welcome to MGI Pharma’s conference call to discuss MGI’s acquisition of Guilford Pharmaceuticals. I’m Jennifer Davis, Director of Investor Relations and Corporate Communications at MGI Pharma.

With me on today’s call are Lonnie Moulder, our President and Chief Executive Officer; Dean Mitchell, President and Chief Executive Officer of Guilford; Jim Hawley, our Senior Vice President and Chief Financial Officer; and Dr. John McDonald, our Senior Vice President of Research and Development.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

We hope you’ve all had a chance to review the news release we issued this morning which we’ll discuss during this call and then we’ll open it up for questions. Before we begin, I want to remind you that during this conference we will make forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

These may include statements regarding intents, beliefs or current expectations of the company and its management. These forward looking statements are not guarantees of future performance and involve a number of risks and uncertainties that may cause the company’s actual results to differ materially from the results discussed in these statements.

Factors that might cause such differences and other risks and uncertainties are detailed in the company’s filings with the Securities and Exchange Commission including our most recently filed Form 10K and 10Q. The information in this conference call related to projections or other forward looking statements represents the company’s best judgment as of today, July 21, 2005.

While a recording of this call will be made available on our corporate web site for a limited period of time, we do not assume a duty to update any of these forward looking statements to conform them to actual results. Now that I’ve covered these items, I’ll turn the call over to MGI Pharma’s President and Chief Executive Officer, Lonnie Moulder. Lonnie.

Lonnie Moulder:	Thanks Jenn and good morning everyone. Thank you to the shareholders and analysts of both MGI Pharma and Guilford for joining our conference call. We are very pleased to announce, as you saw in the news release we issued earlier this morning, that we have entered into an agreement to acquire Guilford Pharmaceuticals for $177.5 million in cash and stock.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

With this acquisition, we believe MGI Pharma is well positioned to become a leading biopharmaceutical company with significant franchises in Oncology and acute care. In addition to a team of talented individuals who have demonstrated success in Oncology and acute care commercialization and product development, Guilford brings several important strategic assets to MGI Pharma including a significant late stage product opportunity in Aquavan for procedural sedation; Gliadel a marketed product for the treatment of high grade malignant Gliomas; a hospital based field organization with established relationships in acute care; and additional early stage Oncology focused product opportunities in NAALADase and PARP inhibition.

As you know we are very pleased with our success with Aloxi to date. And we continue to be focused on growing Aloxi market share and sales in CINV or chemotherapy induced nausea and vomiting. In order to leverage the success we’ve had with Aloxi in Oncology, we began executing on a business development strategy last year that substantially enhanced our portfolio of Oncology product candidates.

With the three transactions we completed during the third quarter of 2004, we obtained two important late stage product candidates in order to augment our Oncology franchise. We licensed the exclusive world wide rights to Dacogen injection which as you know is currently under going regulatory review in the U.S. and Europe as a novel therapeutic for Myelodysplastic Syndrome or MDS with a September 1 prescription drug user fee act or PDUFA date.

We added Saforis oral suspension for oral Mucocitis to our pipeline through our acquisition of Aesgen. Saforis is a product that builds upon our Oncology supportive care franchise. Also through the acquisition of Zycos, now MGI Biologics, we obtained biologics capabilities and ZYC101A, a product

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

candidate for the treatment of high grade cervical dysphasia being evaluated in a recently initiated pivotal program. With ZYC101A and Aloxi for post operative nausea and vomiting or PONV both in final stages of clinical development, MGI strategy clearly includes building a leading acute care franchise.

MGI Pharma has a vision to become a leading Oncology and acute care focus biopharmaceutical company. We intend to accomplish this through a strategy that includes successful execution of our business and corporate development plan and leveraging our experience and successful development and commercial organizations.

Aquavan and Gliadel truly fit this strategy. Following the Guilford transaction, MGI Pharma will have three promoted products, Aloxi injection for CINV; Gliadel wafers for high grade malignant Gliomas; and Kadian capsules for management of Oncology pain.

We believe we may now have one of the more substantial late stage development pipelines in the biopharmaceutical industry which includes Dacogen injection undergoing regulatory review, Saforis being prepared for an NDA submission, and five ongoing Phase III or registration programs for Aloxi for PONV and oral formulation of Aloxi, Dacogen injection in AML or Acute Myeloid Leukemia, ZYC101A, and now Aquavan injection.

In addition we will have two mid-stage clinical opportunities including Irofulven and ZYC300 and earlier stage research programs around PARP and NAALADase. We are enthusiastic about the potential contribution that Guilford’s Aquavan program may make to MGI’s overall business in the intermediate term and about the positive impact of Gliadel’s sales to our top line growth in the near term.

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Moderator: Jennifer Davis

07-21-05/7:30 am CT

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In addition the Guilford acute care field force which is comprised of approximately 50 individuals will compliment our efforts in support of Aloxi injection for CINV. The same can be said for Dacogen as we prepare for the potential fourth quarter product launch. As a result of successful execution of our business strategy, we believe we have assembled a commercial and development portfolio that will drive significant revenue and earnings growth.

We estimate that the Aloxi for CINV franchise may generate peak sales approaching a half billion dollars and expect that Dacogen sales may exceed $250 million at peak. In addition we expect that Saforis opportunity may exceed $100 billion annually. By leveraging our success in Oncology, we believe that expanding our focus into acute care offers MGI the opportunity to pursue additional market opportunities to drive growth.

Within our acute care franchise, we anticipate that Aquavan and Aloxi for PONV combined peak sales could approach $.5 billion annually. We also believe that the ZYC101A program may generate sales in excess of $250 million annually. Following this transaction, we expect that our combined commercial products and late stage product pipeline could clearly generate in excess of $1 billion within five years.

I’m now going to walk through each of our new strategic assets in more detail and describe the opportunities for MGI Pharma in each area. First let me start with Aquavan, a Phase III product candidate in development for procedural sedation. Aquavan is a water soluable pro drug formulation of Propofol that when administered intravenously is quickly converted to active Propofol, a general anesthetic.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

Based upon its pharmacologic properties, we believe that the upcoming pivotal program for Aquavan may demonstrate clinical differentiation including rapid time to onset, rapid recovery, and an attractive safety profile. As a result we expect that Aquavan may offer important advantages to physicians and their patients undergoing procedural sedation for short diagnostic and therapeutic procedures such as GI and cardiology interventional procedures and minor surgeries.

We estimate that more than 40 million such procedures are performed annually in the U.S. and we expect that peak sales of Aquavan may exceed $250 million annually in the U.S. Aquavan injection has completed one Phase III trial in which it successfully met it’s endpoint in a study of 278 patients undergoing Colonoscopy. This trial which compares the results for patients receiving Aquavan or Midazolam indicated that Aquavan achieved a sedation success rate of 96% compared to 74% with Midazolam.

In general, patients who received Aquavan experienced deeper levels of sedation and were sedated for longer sustained periods than patients who received Midazolam. Adverse events in the Aquavan study arm were related to deeper levels of sedation and were likely dose related. Correct dose selection is important for generating a differentiated product profile and the protocol for a dose ranging study designed to identify the most optimal dose of Aquavan is now finalized.

The optimal doses will then be used in a subsequent pivotal program. Upon completion of the pivotal program, we expect to file a new drug application, for NDA, with the Food and Drug Administration. Once this program is under way, we’ll better be able to ascertain the specific timing of the planned NDA filing.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

We’re very enthusiastic about the commercial prospects for Aquavan and believe that it may meaningfully contribute to MGI’s top and bottom line beginning in 2008. As I mentioned previously, Aquavan will compliment our Aloxi for post operative nausea and vomiting. Both products upon approval will be promoted to anesthesiologists, surgeons, and other specialists by an expanded acute care field organization.

Over the next few quarters, as the pivotal programs for Aquavan and Aloxi for PONV accelerate, this field organization will continue to promote Gliadel and will also educate hospital based oncologists about Aloxi for CINV. Upon approval, this organization will enhance the sales effort behind our planned launch of Dacogen injection for MDS.

Now let me move on to Gliadel, a medically important marketed product for high grade malignant Gliomas. Gliadel is a small wafer containing the chemotherapy agent Carmustine or BCNU. If their tumor is removed from the brain via surgery, up to eight Gliadel wafer are implanted in the site previously occupied by the tumor.

The Gliadel wafer releases BCNU directly into the tumor site to remove any remaining malignant cells that may have been left behind after surgery. Clinical trials have demonstrated that Gliadel increases survival in patients with newly diagnosed high grade malignant Gliomas when used in addition to surgery and radiation and in patients with recurrent Glioblastoma Multiforme who are also treated surgically.

Gliadel wafer is the only product approved in the U.S. to deliver chemotherapy directly to the site of a brain tumor. Sales of Gliadel in 2004 totaled $27.7 million. We believe that this product is an excellent fit with MGI’s existing Oncology franchise and provides immediate opportunity for a moderate accretion to our top line as revenue continues to grow.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

Although Aquavan and Gliadel were the primary factors in MGI’s decision to acquire Guilford in this transaction, we also acquired two earlier stage product candidates, NAALADase for chemotherapy induced neuropathy and PARP a chemotherapy or radiation therapy synthesizer. These earlier stage Oncology focus development programs may provide significant upside in later years with very modest near term investment.

Finally as you know, Guilford did promote AGGRASTAT, a GP2B3A receptor antagonist to cardiologists for the treatment of patients with acute coronary syndrome. From a strategic point of view, AGGRASTAT may not fit MGI’s core focus. Guilford is actively working to divest AGGRASTAT.

Should this divestiture not be completed by the time our acquisition of Guilford closes, we plan to continue Guilford’s efforts to divest this product. Because we plan to continue working towards divestiture, we would expect to account for any AGGRASTAT related revenues and expenses as discontinued operations after the transaction closes.

In summary we’re very enthusiastic about the synergy this transaction brings to MGI Pharma both in the near term and intermediate terms. We expect this transaction to enhance promotional activities for Aloxi in CINV and upon approval Dacogen injection. With potential launches of Aloxi for PONV and Aquavan impacting revenue growth by 2008, we have begun creating a significant acute care franchise consisting of two medically important differentiated products.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

Confirmation #8063349

With that, I’m going to turn the call over to our CFO, Jim Hawley, for a more detailed overview of the transaction and of course the financial implications. Jim.

Jim Hawley:	Thank you, Lonnie. Good morning everyone. I’d like to start by reiterating our previously stated guidance for MGI Pharma on a stand alone basis. Excluding any potential contribution from Dacogen related revenues but including all Dacogen related expenses through initial market launch, we continue to expect total revenue for 2005 to be in the range of $285 million including Aloxi sales of approximately $260 million and other product and licensing revenue of $25 million.

Cost of product sales of approximately $97 million, SG&A expenses of approximately $80 million, net R&D expenses of approximately $46 million, and operating income for 2005 including transaction related costs will be approximately $62 million. As a result of costs and purchase accounting entries associated with the transaction, we now expect to report a loss for the full year 2005.

Primarily due to development costs and pre-launch expenses related to Aquavan, we expect this transaction to be dilutive to MGI’s earnings through 2007. We expect the reduction in pre-tax income to be approximately $35 million in 2006 and $25 million in 2007. Once Aquavan is commercialized, we expect EPS and revenue growth to ramp up sharply in 2008 and beyond.

We will provide updated financial guidance upon closing of this transaction. I’d now like to give a brief overview of the terms of the agreement announced this morning. MGI Pharma will repurchase all outstanding equity of Guilford for a total purchase price of $177.5 million.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

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This transaction is being financed with 70% stock and 30% cash. Based on the closing price of Guilford Pharmaceutical stock on July 20, 2005, the total consideration for outstanding share of Guilford is $3.75, consisting of a fractional share of MGI Pharma common stock worth $2.625 cents plus $1.125 cents in cash which represents a 55.6% premium over Guilford’s closing price on July 20.

The stock portion of this consideration is subject to a collar provision as described in detail in the news release. Upon closing of this transaction, we intend to extinguish Guilford’s convertible debt which totaled $69.4 million as of March 31, 2005 and in addition MGI also plans to extinguish an approximate $60 million obligation related to Guilford’s revenue interest agreement with Paul Royalty Fund.

This payment will be offset by any proceeds received from the planned divestiture of AGGRASTAT and Guilford’s available cash. MGI Pharma may also provide Guilford with bridge financing pursuant to a credit agreement for up to $18 million if closing occurs after October 1, 2005. This acquisition has been approved by the boards of directors of both MGI and Guilford and is subject to approval by Guilford shareholders, the Hart-Scott-Rodino waiting period, and other customary closing conditions.

We expect this transaction to close during the fourth quarter of 2005 at which time the Guilford organization will be integrated into the MGI Pharma infrastructure. From an organizational standpoint, MGI Pharma headquarters will be located in Bloomington, Minnesota with other offices for MGI Biologics in Lexington, Massachusetts and the Guilford team in Baltimore. With that I’ll turn the call back to Lonnie.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

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Lonnie Moulder:	Thank you Jim. I’m now very, very pleased to introduce Dean Mitchell, the President and CEO of Guilford Pharmaceuticals who will discuss this transaction from his team’s perspective. Dean.

Dean Mitchell:	Thanks Lonnie and good morning to everyone. I’m absolutely delighted to be here today to announce this transaction with the MGI team. We believe that a strategic merger with MGI Pharma offers significant opportunities to Guilford, its shareholders, and employees.

As a result of this agreement, we’ll have the resources to unlock the full potential of Guilford’s rich product portfolio without incurring further dilution to our shareholders. In addition the scale and expertise of the combined organizations will support the development of Aquavan injection as well as our other pipeline products and also allow us to maximize the commercial potential inherent in Gliadel and Aquavan.

Additionally we believe that MGI Pharma’s existing products particularly Aloxi injection for CINV will benefit from the promotional expertise that Guilford’s hospital sales team can provide. Overall we’ll be creating a vibrant, rapidly growing biopharmaceutical company which will continue to have a major presence in the Baltimore area and provide many opportunities for our employees and shareholders to contribute to and share in this success. With that Lonnie, I’ll turn the call back to you.

Lonnie Moulder:	Thanks Dean. And again I look forward to welcoming the entire Guilford team to MGI Pharma. All of the MGI associates look forward to working closely with your team as we together build a leading Oncology and acute care focused biopharmaceutical company. But with that, I’d like to open this call up for questions. Operator.

MGI PHARMA

Moderator: Jennifer Davis

07-21-05/7:30 am CT

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Operator:	At this time I would like to remind everyone, if you would like to ask a question press star then the number one on your telephone keypad. Each caller will be limited to one question. Your first question comes from the line of Charles Duncan of JMP Securities.

Charles Duncan:	Hey ah, good morning guys and congratulations on an interesting transaction. I wanted to ask you a little bit about Guilford or about the Gliadel wafer and the current revenue vector for the product and what you think is driving demand for that revenue.

Lonnie Moulder:	Charles, this is Lonnie. As you know, sales last year were reported at $27.7 million. And I think Dean might want to talk a bit about his guidance for this year and really what’s behind that growth.

Dean Mitchell:	Absolutely. I think it’s a good question. Our guidance for this year has been $34 to $38 million. We see no reason to change that guidance based on where we are at this stage of the year. The real driving elements of this firstly the fact that we got a new DRG for Gliadel in the fourth quarter of last year. And that’s removed any economic barriers to using Gliadel; in fact on the contrary, it’s made it a very economically attractive proposition.

Secondly we’ve been expanding the usage in primary tumors which was a new indication that we gained last year which we’ve been continuing to promote aggressively and has a long way to go in terms of penetration. And then thirdly the opportunity that we have as we launch primary indications in the European markets and that roll out is under way as we speak.

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Moderator: Jennifer Davis

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Charles Duncan:	Can you tell me whether or not there is a competitive threat by any of the toxins that are being developed in later stage brain cancer?

Dean Mitchell:	There is one particular product we have our eye on which is being developed by NeoPharma. It’s an IL13 product. It’s in development in comparison with Gliadel. We’ll have to wait and see what their Phase III results produce.

Charles Duncan:	But that would be using possibly in conjunction with the wafer or…

Dean Mitchell:	To be determined but its – their clinical trial program is set up in comparison with Gliadel.

Charles Duncan:	Is that trial positively impacted demand for the wafer?

Dean Mitchell:	During last year, they acquired a certain number of units of the product. I’m trying to remember exactly what had happened but it was largely early in the year last year. So its somewhat distorted the year on year comparisons by quarter. But as we’ve reported our results, we’ve stripped those numbers out. It’s approximately 100 units last year.

Lonnie Moulder:	Thank you, Charles.

Operator:	Your next question comes from the line of David Maris of Bank of America.

David Maris:	Hi. A few questions. Lonnie, investors might be concerned that Aquavan hasn’t had the smoothest clinical program. I’m not that familiar with the drug. So maybe can you talk a little bit about what the issues that existed that caused the company to suspend the dosing and looking into a different dosing. And how are you comfortable if these issues aren’t a problem or if you go down in dose, you might have a less effective drug?

How did you get comfortable with it? What due diligence have you done on that point? And you know if you look at the impact, the earnings impact, are

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you going to put the Guilford products into the same basket of products that you had mentioned at your analyst meeting that you had looked to leverage globally either, you know, by marketing them yourselves or out licensing them? And would that offset the cash impact of the dilution or the increased spending?

Lonnie Moulder:	Two very good questions, David. First of all, relative to Aquavan of course we’ve worked very hard on diligence. And I think Dean and his team could probably comment on how thorough that was. But this is a product that absolutely is effective and the challenge that’s been put forth is to identify the best dose to take into the pivotal program.

And the Phase III trial that is completed absolutely showed the effectiveness of this product. The desire though is to identify a dose somewhat lower than the dose that was used in that prior Phase III trial. And in fact the Phase II dose ranging trial has now been finalized. And we’re very comfortable with the doses that have been selected for that trial.

And that will begin shortly. And obviously all of this has been done in conjunction with dialogue with the FDA between FDA and the Guilford team. And from a diligence perspective, we’re well aware of all of that dialogue and documentation. So we think that this upcoming trial is the correct lead in to the pivotal program. We know this drug is effective.

Let’s optimize it and bring forward the best clinical profile and the best possible labeling for commercial success. And that’s what we’re focused on. As far as the impact of Aquavan to earnings, I think from the release, you can see that significant investment that goes into the pivotal program and into the pre-launch/launch activities through ’06 and into ’07.

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And this is a product that is being developed potentially for registrations throughout the world. So it is a product that can be out licensed. As you know, we have rights to all of our products world wide except for Aloxi. And that means Dacogen, Saforis, ZYC101A. And upon closing now Aquavan and that’s quite a basket to offer up, a series of Phase III products that, that we could partner in Europe, in Japan, and the rest of the world.

And we absolutely would expect some benefit from those type of partnership arrangements from an R&D support standpoint, from an up front milestones if it’s more of a licensing structure. So there will be benefit coming our way or we anticipate that through those activities. And Aquavan will obviously be part of that.

Operator:	Your next question comes from the line of Eric Ende with Merrill Lynch.

Eric Ende:	Hey thanks for taking the question. I had a few questions on Aquavan itself. Guilford had given prior guidance of second half ’06 filing. I just wanted to know if we should still be thinking about that. I also wanted to get a sense on the patent life and…

Lonnie Moulder:	It sounds as if we’ve lost Eric. I heard a comment about or question about the timing for Aquavan. And that is Guilford’s guidance so I would really refer to Dean on that. Obviously upon closing, as we’re engaged in the program, we’ll issue any fine tuning of guidance around the program. But for now, the guidance is Guilford’s guidance.

Dean Mitchell:	Yes. Thanks I’d just add to that, Lonnie. As you mentioned we’ve had very good dialogue with the FDA over the last couple of months since we’ve decided to change the dose. We’ve got the FDA’s commitment to a much, much narrower clinical trial program which we think has a very clear path to success.

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Moderator: Jennifer Davis

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We’ve recently gotten complete agreement from the agency on the dose ranging study which we’re planning to start next week. We’ve already re-started the ICU dosing study and the drug/drug interaction study. So we still feel confident, based on what we know and what we believe today, the second half of next year is very reasonable.

Lonnie Moulder:	Thank you, Dean. And the question relative to patents, I didn’t hear the complete question. But we’re really focused on a 2018 patent that we think is quite important.

Dean Mitchell:	Yes, that’s correct.

Lonnie Moulder:	So that’s 2018. Next question please.

Operator:	Your next question comes from the line of Jason Zhang with Prudential Equity Group. Jason Zhang with Prudential Equity Group. Your line is open.

Jason Zhang:	Oh can you hear me?

Hello, can you hear me?

Lonnie Moulder:	Yes sir, we can now, Jason go ahead.

Jason Zhang:	Oh okay, I’m sorry. My question is actually related to AGGRASTAT. You have said that you are going to divest that. I – if I, you know, I understand correctly that Guilford actually increased their sales force because of acquisition of that product. And if you’re going to divest this one, do you think you still need to keep everybody that’s working, I mean particularly at

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promoting AGGRASTAT? And how are you going to really rationalize that do you think every sales force you will be necessarily because Aquavan is unlikely to come to the market (unintelligible) some time.

Lonnie Moulder:	Jason, perhaps Dean can take you through some of the changes at Guilford most recently. But I’ll tell you that we fully intend to utilize the field force of Guilford to continue to promote Gliadel and also to support Aloxi for CINV in the hospital market and with the Dacogen launch on the horizon having a significant role there. So I think this organization is the foundation for our acute care field organization going forward. But perhaps Dean can just take you through how the organization has evolved most recently relative to AGGRASTAT.

Dean Mitchell:	Yes I’d be happy to. In fact I know that a lot of the people on the call are probably just starting to come to terms with the Guilford profile. But it might be helpful to go back to our analyst presentation in April where we announced the new strategy for the company. And we announced at that time that as we moved into the exit mode from AGGRASTAT, we were moving our resources away from supporting AGGRASTAT and that was both our clinical development resources as well as some of our selling effort.

We wanted to make sure we kept enough support behind it in order to keep the product buoyant as we were going through the divestment process. However we’ve been able to reduce our sales force size down to what we think is the optimum number of resources to really drive Gliadel. Because Gliadel has probably never had the type of effort this allowed to test the other side of promotional responsiveness.

So we reallocated substantial resources as well as reduced and refocused selling teams. And we believe as we drive that over to the third quarter, we’ll

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start to see some very substantial results from it. And then obviously as we think about integration planning, we have the opportunity to expand the efficiency of that team by adding in some other Oncology oriented products.

Lonnie Moulder:	Thanks Jason.

Operator:	Your next question comes from the line of Chris Raymond with Robert W. Baird & Company.

Chris Raymond:	Thanks. Back to Aquavan, if you don’t mind, then a couple of questions here. I know the data that was presented, I guess it was or the news item that happened earlier this year related to colonoscopy procedures. I wonder, to the extent that you can, can you discuss what your intentions are relative to procedures in your either your Phase II dose ranging study or the pivotal program.

And what I’m really getting at here is, before Lonnie you guys used to talk about, you know, Aloxi in the acute care setting but specifically with regard to the gynecological applications. And do you think this is something that can be easily overlayed onto that effort? Or have we – is this kind of a signal of a shift in focus maybe expanding a little bit beyond that?

Lonnie Moulder:	Well on the procedures, the program has been outlined to focus on colonoscopy procedures but also minor surgeries. And obviously with Aloxi in PONV there are surgeries and, as you said, in the gynecologic setting where there’s nausea and vomiting. But there are other surgeries. And in many cases the same anesthesiologist. So the point of call that’s important here and clearly with colonoscopies that goes into these free standing centers or centers in the hospital.

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And although the clinician that’s actually conducting that procedure may be a different specialist, they’re in that same setting. They’re either in the sure procedure units somewhere or in a hospital. So it’s really where our commercial people will be. So I think-its- there’s a lot of leverage here when you put Aloxi for PONV and Aquavan together and that’s the point of building an acute care franchise.

Operator:	Your next question…

Lonnie Moulder:	Was there a follow up question, Chris.

Operator:	Your next question comes from the line of Howard Liang with BG Edwards.

Howard Liang:	Thanks. A question for Lonnie. Can you talk about your current coverage of hospital based oncologists for Aloxi? And how much benefit will we to realize for Aloxi with the Guilford sales force? And maybe relate it how much do you expect – how much (unintelligible) do you expect for Dacogen? Then related does your – do your assumptions (unintelligible) solutions assume any revenue accretion?

Lonnie Moulder:	When we look at the hospital market place today in our coverage, we call on a number of hospitals. We have a call list that consists of 7 or 800 hospitals. We call on them to varying degrees based on, you know, their potential in the CINV area. Obviously that’s an area where our market share is growing. But we have a lot of growth left. And any increase in share of voice additional education and promotion activities, we believe will have benefit.

I’m not quantifying that benefit specifically here today, Howard. I think, you know, just our familiarity with promotional response and understanding our coverage; we know there will be benefit. And I can say the same thing about Dacogen. But to quantify it right now is probably premature. Next question.

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Operator:	Your next question comes from the line of Geoff Meacham with JP Morgan.

Jeff Meacham:	I have a question on AGGRASTAT. I guess in the past Guilford has had plans to divest this program and this drug for almost a year. And I’m wondering, you know, what the – what’s been the concern? And then the second part of that is, you know, if you guys are not able to successfully divest it after you complete the acquisition, you know, what are the steps there to eliminate this program?

Lonnie Moulder:	Yes I’ll just say that we’re focused on divesting it. If it is not divested by closing, to speculate beyond that Geoff is challenging. Let’s just focus on this strategy now which is to divest it. And that’s what’s Guilford’s doing. So I’ll just let Dean give you their efforts.

Dean Mitchell:	Yes absolutely. Jeff, can I just maybe correct slightly what you said. We have not been trying to divest it for a year. We were very committed to promoting and clinically developing up until announced change in strategy which was April 6 this year. We’ve been running a process to divest AGGRASTAT since then.

We’ve had a lot of interest. We’ve been going through significant due diligence and that process is on going. Nothing will change in terms of that activity. We substantially reduced the investment and the clinical trials which are running. So in fact we’ve accomplished that side of it. And we feel very positive about the probability of being able to divest.

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Lonnie Moulder:	And just a follow up on a point Dean made, if one looks backwards at the financial reporting at Guilford, you’ll get a skewed view as to what they anticipate the spending to be going forward. So I would just caution those of you looking at prior Q’s and K’s that, as Dean said, there was a significant adjustment in the strategy and a change in the overall structure of the organization that took place just this past quarter. So just a note of caution there.

Dean Mitchell:	Yes just to add to that, I think Lonnie’s absolutely right. The burn rate has been cut pretty substantially since the announcement and change of strategy.

Lonnie Moulder:	Next question.

Operator:	Your next question comes from the line of Phil Gross with Adage Capital Management.

Phil Gross:	Hi, a couple of questions. One on Aquavan, is the PK profile of Aquavan when you treat somebody narrower either because of it’s short half life or whatever just in terms of the – why you’re hoping that a dose ranging study will accomplish what you want to given what happened to Phase II. And the second question is…

Lonnie Moulder:	I think we lost Phil there. The first question related to the PK profile. I’ll just make one comment and turn it over to Dean. With this approach, this novel approach as a pro drug, when the drug is administered you don’t get the significant peak that occurs with Propofol. With Propofol you have this very large peak and then a drop off of course so the plasma level and sedation is related to that.

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With Aquavan it’s just much smoother although rapid onset and then allows again after the selection of the correct dose but will allow for keeping the patient in the desired sedation range. Not too low and at the same time not having to re-dose repeatedly which is the case with Propofol and even with Midazolam. So that’s what we’re looking at is the product profile. And Dean I’m sure you might have a comment or two.

Dean Mitchell:	Yes I’d love to; I had a couple of comments on this. Because what we’ve done with the data that we got from the 410 study which is the one that you were quoting earlier that we released in around March this year is we have a large number of patients who had dosed at a variety of doses. We combine that with the Phase II dosing.

So we’ve been able to do very substantial PKPD modeling which gives us a really good understanding of where the prior dose was on the dose response curve. And it was actually pretty close to the shoulder of the curve. We’ve also been able to plot where various different doses would be. And those are the doses that we’ve selected to take into the dose ranging study.

The dose ranging study we think we’ll get the optimum balance between the efficacy that we’re looking for which is the rapid onset, rapid offset to give us the patient benefits of the drug. But also allow us to have the PK benefit of the sustains – not sustained release but the release of a pro drug. So the PK profile is very different to the Propofol profile which makes it much more manageable from a physician’s point of view during the procedure. So we think the both the pro drug elements and the PK profile that comes from that are the reasons that it has the benefits that we’re looking for in the profile.

Lonnie Moulder:	Thank you, Dean. Next question.

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Operator:	Your next question comes from the line of Jason Aryeh with Jalaa Equities.

Jason Aryeh:	Congratulations Lonnie and Dean. I wanted to ask a couple of questions. I think you mentioned that you expect the deal to close by, is it October 1?

Lonnie Moulder:	That’s the target.

Jason Aryeh:	Okay. And Dean, I guess a question from a Guilford shareholder’s standpoint. It looks like Lonnie got a wonderful deal here. And if you take out the Aquavan numbers to a reasonable sales level out maybe five years, you can certainly foresee a $10 stock price for Guilford which would have been an appreciable increase. I guess I’m wondering why you chose to sell the company now at $3.75 rather than forge ahead with some acknowledged dilution and go out maybe five years out when you should hit peak Aquavan sales.

Dean Mitchell:	Yes, Lonnie should I take that?

Lonnie Moulder:	Please Dean.

Dean Mitchell:	Yes, Jason, great question and I know you and I have had plenty of discussions around the potential here at Guilford. The way we looked at this as a board was we had the choice of continuing as a separate company. And in fact that was our stated strategy. And we were very cognizant of the fact that that was going to require fairly significant dilution to unlock the potential in the portfolio.

And the depressed share price that we’ve had over the last several months convinced us that that dilution versus the immediate premium that was available in this deal plus if you then think about the strategic rationale that Lonnie’s laid

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out of the new company having this very broad portfolio and spreading risk across a much bigger development portfolio. We felt it was a much better risk return profile for our shareholders.

Lonnie Moulder:	And Jason, we anticipate that the Guilford shareholders those of them that do not know MGI well and I do know that you do know us will recognize the significant value yet to be unlocked here with this portfolio of late stage products including Dacogen, Saforis, and ZYC101A, Aloxi PONV. We just have a lot to accomplish here. And it’s exciting. And I think shareholders from the Guilford side have an opportunity to really benefit from that program in addition to Aquavan in the combined company. Next question.

Operator:	Your next question comes from the line of Curtis Hogue with Summer Street Research.

Curtis Hogue:	Hi, thanks for taking my question. I was just wondering what was the – what’s the MGI share count that was used to calculate the exchange ratio?

Jim Hawley:	As of June 30 our shares outstanding were 71.8 million.

Operator:	Your next question comes from the line of Stuart Weisbrod with Merlin.

Stuart Weisbrod:	Hello.

Lonnie Moulder:	Hello Stuart.

(Jeff Reese):	Yes – no it’s (Jeff Reese) here at Merlin. I thought I had dialed 911 because as a Guilford shareholder I feel I just been robbed. Dean, you took over the company the stock was about $5 bucks. You had a mild clinical set back with Aquavan that drove it down to $2. And now you sell out at $3.75. I’m just struggling to see how that makes sense.

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Dean Mitchell:	Obviously you know where the share price has been for the last several months. And we’re in the position where we were getting ready to go out and raise more money. Obviously that was going to lead to significant dilution to current shareholders.

And quite honestly I’d focus you on what’s being created here in terms of the strategic possibilities of the total MGI portfolio and the opportunity for Guilford shareholders to share in that up side. So I think there are two elements to this which is not diluting current shareholders plus having the opportunity to share in the up side of the value creation of a complete portfolio of the expanded MGI.

Lonnie Moulder:	Next question please.

Operator:	Your next question comes from the line of David Bouchey with RBC Capital Market.

David Bouchey:	Hi guys. I have two quick questions. The first is, exactly how many sales reps does Guilford have right now devoted to selling the Gliadel wafer? And then second is perhaps if Jim, if you could re-capitulate for us what the effects of this deal will be on your profitability and your expenses for 2005?

Lonnie Moulder:	The field force, as I understand it Dean, currently includes 42 sales representatives but approximately 50 over all including account management, medical science liaisons, and field management.

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Dean Mitchell:	Actually I’ll run through the numbers. Its 42 sales territories, five managers, one national manager, two key accounts people. We have three field liaisons, medical liaisons and a management team for that. So it’s a little over 50.

Jim Hawley:	And David, this is Jim. With regard to ‘05, there are several moving parts as you might anticipate. First is sorting out the transaction related costs and how much for example would go onto the balance sheet as intangibles? How much comes through as in process R&D? Those kinds of things, the actual timing of the closing of the transaction, the issues surrounding the marketing of the AGGRASTAT asset.

All of those come into play that make it very, very difficult to quantify what the effect is on 2005 at this point. Other than we’re comfortable saying that we do believe that as a result of the transaction costs and the acquisition accounting issues that will come up, we do expect it to take the transaction take MGI to a 2005 loss for the full year.

Lonnie Moulder:	Next question.

Operator:	Your next question comes from the line of Vincent Aita with Kilkenny Capital.

Vincent Aita:	Hi, thanks for taking my question. From a Guilford point of view, I was wondering if you could explain if there’s any difference in the economics of the deal, if AGGRASTAT is successfully divested before the deal closes and how that might impact the deal at all.

Dean Mitchell:	Well from Guilford’s point of view it’s built into the whole deal structure and it really doesn’t matter one way or the other, as Lonnie explained earlier.

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Lonnie Moulder:	Next question please.

Operator:	Your next question comes from the line of David Maris with Bank of America.

David Maris:	Hi. I’m just going to phrase this that’s its only one question. I know the operator is going to cut me off.

Lonnie Moulder:	(unintelligible)

David Maris:	In try to – sorry.

Lonnie Moulder:	Go ahead and ask your question.

Davis Maris:	Okay. So Lonnie, maybe if you could just explain, is this the last transaction that you’re contemplating for a while with some digestion of, you know, you built a pipeline now? Or is the strategy to further in license products even if they’re slightly dilutive in the short term?

And I don’t want to box you into, you know, to something for, you know, you definitely won’t do or definitely will do knowing that you have to be somewhat flexible. But where are you in your thinking on building out the pipeline and versus the commercial side of things?

Lonnie Moulder:	I think that’s a really good question. And as you know, we build this company through business development, licensing, and corporate development transaction. I’ll tell you now the, you know, upon closing the plate is full. We have a substantial Oncology portfolio. We’ll have a substantial acute care portfolio.

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I guess since its summer time, let me just throw an analogy here to baseball. You know, Aloxi for CINV on our team is a slugger. And Dacogen is an up and coming rookie right. And we have other people in the line up but we went out and got another star. And we think we have a team here. This is it. This is the line up. Let’s go to the World Series now.

So that’s how I see it. Let’s focus. Let’s execute. We now have a substantial Oncology portfolio. We have a substantial acute care portfolio. And I think a solid strategy to build a leading biopharmaceutical company. So now it’s about execution.

Operator:	Your next question comes from the line of Eric Ende with Merrill Lynch.

Eric Ende:	Thanks for taking the question. You mentioned three potential benefits of Aquavan, increased or better onset of action, more rapid recovery, and then the safety profile. When I think about that, I look at the onset of action and say most of these drugs have a pretty rapid onset of action.

Secondly you talk about the safety profile. We’ve already said that at least at the existing doses, the safety profile wasn’t necessarily better. It may have been worse. And then finally rapid recovery, how important is rapid recovery? What are the real benefits of that? And then can you just comment on my first two points?

Lonnie Moulder:	Yes I think that’s something to really focus on. If you look at the safety profile, just a few things, with Aquavan compared to Midazolam, we will not – we do not anticipate having the hangover effect in this longer time to recovery where the patients just aren’t ready to leave the unit. In fact there’s been some work done from a pharmacoeconomic standpoint showing the significant difference that would occur in costs if in fact you could move patients out of the units, get them home.

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Today everyone needs, most everyone needs someone to drive them back and forth. That wouldn’t necessarily be the case with Aquavan because of that hangover effect with Midazolam, that longer recovery. Versus Propofol, Propofol has a fair amount of injection pain and our market research shows that actually is a substantial benefit with Aquavan not to have that injection pain. So those are probably the two key differences I’ll focus on right now. But we’ll make that clearer as we move forward with the program.

Operator:	Your next question comes from the line of Chris Raymond with Robert W. Baird & Company.

Chris Raymond:	Thanks for taking the follow up. Maybe a question for Jim, if possible, can you provide any sort of direction? Obviously now with the – I think I heard you say in ’06 we should expect $35 million dilution and $25 million in ’07. Can you maybe talk a little bit about what this means to your NOL effect and sort of timing for the full tax rate to kick in.

Jim Hawley:	That’s a very, very good question, Chris. We are, you know, we are still now we’re in the process of reevaluating what happens with the NOL and the benefits of reversing the valuation allowance. And those issues as they relate to us aren’t affected dramatically by this transaction. But as we said in previous of our conference calls, it’s a bit of a judgment call as we work with our auditors in terms of how that will be bled back in.

And so as the transaction closes and as we start to finish our internal business planning for 2006 and issue guidance for 2006, we’ll offer some clarity on that. But in general terms, in general, general terms the timing of the release of that NOL benefit is about the same as it was.

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Operator:	Your next question comes from the line of Phil Gross with Adage Capital Management.

Phil Gross:	Yes and I hope I don’t get cut off either. The operators kind of letting you get started and then – the question I have Lonnie is and I’ll keep it to one question. At the expense development that you’re talking about, the $35 million year one, $25 million year two, and ultimately in 2008, my question is, is the drop off from year one to year two revenue driven or cost driven? Do you expect the cost to be lower in 2007 for this total operation you’re adding in 2006?

And most importantly when we get to 2008, how big is the drop off? And I know it’s tough to give guidance that far ahead. But you’re asking us to buy the revenue story of Aquavan. And I think we need clarity on what kind of drop off once the R&D program is over with here and, you know, initial launch preparations begin. Just on the expense side of the equation, is it a $5 million drop off from there? Is it $20 million drop off when we get to 2008?

Lonnie Moulder:	Really it’s costs that are – that we’re talking about here associated with the Aquavan development program pre-launch and then into ’07 additional Aquavan development program costs and launch activities. So as the development costs are no longer there and you get a feel for those in ’06 and some of it running into ’07, a portion of the ’07 costs that result in that approximate $25 million reduction as described in the news release.

A portion of that will then become ongoing sales and marketing activities in support of the brand. And a substantial portion goes away because they were

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associated with the development. I think, you know, that far out that’s probably how I want to frame that today without getting into specific line item guidance. But I think that gives you a feel for how this bolas of clinical development, overall development activity impacts us.

Then layer on the commercial activities, pull away the development activities and all we have are those commercial activities left on the Aquavan program with of course some medical support, you know, Phase IV type studies that type of activity since this has a lot of applications and a variety of different studies. But that’s how we’re framing it and that’s our strategy.

Operator:	Your next question comes from the line of Jason Zhang with Prudential Equity Group.

Jason Zhang:	Since it takes a long time for me to get back with you, I’m going to fix here into one. First Dean, could you comment on your cash position as of end of, if you can, you know, right now or if not, you know, by the end of first quarter? Then that second question is actually on Aquavan.

I thought the advantage of the drug was to really not involve anesthesiologists because that’s compared to Propofol you don’t really need an anesthesiologist. They are always, you know, monitoring the patient. But Lonnie you said that the synergies here is if, you know, Propofol isn’t promoted to anesthesiologists and Aquavan is promoted to anesthesiologists. I mean is that a little bit complicating here?

Lonnie Moulder:	Yes Jason, let me take the second part of your question there. There are procedures that do involve anesthesiologists. There are procedures that don’t. And there are procedures that don’t have to but currently do. So and I’m not trying to confuse the issue. But the desire here is not to have, you know, monitored care by an anesthesiologist in those settings where it’s not necessary.

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So there the anesthesiologist is frankly freed up to go do those things they prefer to do and actually generate more revenue for them. This drug will have application in those surgeries that do require anesthesiologists. The benefit there will be some of the other things I mentioned. But clearly in many procedures where an anesthesiologist may currently be involved.

They may not need to be involved going forward. So it depends on the procedure that we’re talking about. Now as far as the synergy and the leverage with the commercial organization, the leverage there is the site of the call. They’re already in the surgical center. They’re already in the hospital. And depending on who’s involved in the procedure, in some cases, that’s an anesthesiologist, that’s an overlap for PONV.

And some cases it’s the surgeon that they’re most involved with. And in other cases it may be someone that is just doing the procedures such as a colonoscopy. There’s not as much overlap of course with Aloxi for PONV. But they’re in the same building and that has some synergy. So I think that’s important for everyone to understand. Jim.

Jim Hawley:	And Jason, as you’ll recall from last week, our quarterly conference call we finished the second quarter with approximately $219 million of cash and unrestricted marketable investments on our balance sheet. And we’ve concluded that at this point that no financing is required to support this transaction.

Dean Mitchell:	I think, Jason was also interested in Guilford’s cash. We haven’t announced our quarter two numbers yet. But at the end of quarter one, we have $71 million in

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total cash and $68.5 in unrestricted. I will tell you that, as I said, we’ve reduced our cash burn in quarter two. So although we haven’t announced numbers yet. You can make your projections off that.

On the Aquavan side, I think what Lonnie said is absolutely correct. The one reason that I think the emphasis on the anesthesiologists will be particularly important though they’re also the people who drive procedure sedation guidelines within institutions. So I think being able to pull on them with a broader story I think will be just the way of increasing the efficiency of the sales force.

Lonnie Moulder:	We have a few more questions. Next.

Operator:	Your final question comes from the line of Kevin Williams with Perceptive.

Kevin Williams:	Hi Lonnie. Could you go into more detail about the pre-tax $35 million and $25 million in ’06 and ’07? Your assumptions there, what are the revenue assumptions that you’ve made?

Lonnie Moulder:	Yes we’re not giving any guidance beyond our current 2005 stand alone guidance. So what we wanted to do was just frame for people up front as to what the impact will be in ’06 and ’07 in a general way. And we picked pre-tax because of all the reasons they came up earlier around tax and what’s the situation there?

So we thought that would be just a good benchmark so people could understand where the business is headed. And of course, all of this will become very accretive there after. So that’s all I can really say about guidance at this point.

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Operator:	Your next question comes from the line of David Maris with Bank of America.

David Maris:	Final question is, Lonnie when would you hope to have these other business development activities completed?

Lonnie Moulder:	I think in the last question you had mentioned not boxing us in on that. That, you know, I don’t have an answer for you, David. We’re focused on that. There’s a lot of interest. We want to do the best type of transaction for MGI and for our shareholders. So there are a variety of structures and a variety of discussions ongoing.

I just want you to know it’s really important to us. It’s an important part of our business going forward to have partners to support our development efforts and of course to lead the commercialization out of the U.S. So that is absolutely part of the strategy. It’s critical to our success. And we’re focused on it.

Well with that, first of all I want to thank all of you for participating in this call this morning. And thank you, Dean and I again I really look forward to working with all of the Guilford employees as we build a significant company here in Oncology and acute care. We truly believe that the integration of our two companies will enhance the efforts of building an acute care franchise and accelerating our Oncology opportunities as we move forward.

And we’re talking about building a company here that clearly will exceed $1 billion in revenues within five years and that’s quite exciting. Today is a really important day in achieving that goal. And for achieving ultimately the compelling vision for our shareholders and our customers and our people. So I thank you for your support and have a great day.

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Operator:	This concludes today’s MGI Pharma conference call. You may now disconnect.

END

Forward Looking Statements

This material contains certain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “ expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are not guarantees of MGI PHARMA’s or Guilford’s future performance and involve a number of risks and uncertainties that may cause actual results to differ materially from the results discussed in these statements. Factors that might cause either Company’s results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, the ability of MGI PHARMA and Guilford’s product candidates to be proven safe and effective in humans, to receive marketing authorization from regulatory authorities, and to ultimately compete successfully with other therapies; continued sales of MGI PHARMA and Guilford’s marketed products; development or acquisition of additional products; reliance on contract manufacturing; changes in strategic alliances; continued access to capital; ability of Guilford and MGI PHARMA to complete the transaction on the proposed terms; the risk that the perceived advantages of the transaction, if consummated, may not be achieved; and other risks and uncertainties detailed from time to time in the Companies’ filings with the Securities and Exchange Commission including their most recently filed Form 10-Q or 10-K. MGI PHARMA and Guilford undertake no duty to update any of these forward-looking statements to conform them to actual results.

Additional Information And Where To Find It

MGI PHARMA intends to file a registration statement on Form S-4 containing a proxy statement/prospectus in connection with the proposed acquisition of Guilford by MGI PHARMA pursuant to the terms of the Agreement and Plan of Merger by and between MGI PHARMA and Guilford. The proxy statement/prospectus will be mailed to the stockholders of Guilford. Investors and stockholders are urged to read the proxy statement/prospectus and other relevant materials when they become available because they will contain important information about the merger, MGI PHARMA and Guilford. Investors and stockholders may obtain free copies of these documents (when they are available) and other documents filed with the Securities and Exchange Commission at the Securities and Exchange Commission’s web site at www.sec.gov. These documents can also be obtained for free from MGI PHARMA by directing a request to MGI PHARMA Investor Relations at 952-346-4700 and for free from Guilford by directing a request to Guilford Investor Relations at 410-631-5022.

Participants in the Merger

MGI PHARMA, Guilford and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the proposed transaction. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that will be filed with the SEC. You can obtain free copies of these documents from MGI PHARMA and Guilford using the contact information above.